January 11, 2007


Mail Stop 4561


<u>VIA U.S. MAIL AND FAX  707-829-4630</u>

Mr. Walker R. Stapleton
President, Chief Executive Officer and Chief Financial Officer
SonomaWest Holdings, Inc.
2064 Highway 116 North
Sebastopol, California 95472

> **RE:   SonomaWest Holdings, Inc.**
> **Form 10-K for the year ended June 30, 2006**
> **Filed September 27, 2006**
> **File No. 005-34214**

Dear Mr. Stapleton:

We have reviewed the above referenced filings and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents.  In our comment, we ask you to provide us with information so we may better understand your disclosure.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comment or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.


<u>Form 10-K for the year ended June 30, 2006</u>

<u>Summary of Significant Accounting Policies, Revenue Recognition and Minimum Lease Income, page F-8</u>


1.  We note that you lease warehouse space and record revenue on a monthly basis based upon the dollar amount specified in the related lease.  Please tell us whether any of your leases contain terms which vary the amount of minimum rent paid over the term of the lease.  To the extent that they do, tell us how you considered

paragraphs 15 and 19 (b) of SFAS 13 in determining whether rent should be recorded on a straight lined basis.

\* \* \* \*

As appropriate, please respond to the comment within 10 business days or tell us when you will provide us with a response.  Please submit a response letter on EDGAR that keys your responses to our comment and provides any requested information.  Detailed response letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

You may contact Kelly McCusker, Staff Accountant, at (202) 551-3433 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,


Robert F. Telewicz
Senior Staff Accountant